Exhibit 99.1

Thomson Reuters Appoints Tony Kinnear

President of Legal Professionals Customer Segment

TORONTO, September 11, 2019 – Thomson Reuters (TSX/NYSE: TRI) today announced Tony Kinnear has been appointed president of its Legal Professionals customer segment, effective October 1, 2019.

“Tony’s deep understanding of legal markets, his technology experience, global perspective and passion for building diverse, commercially focused teams position him as an ideal candidate to take the Legal Professionals business forward, with a sharp focus on our platform strategy to better serve our customers,” said Brian Peccarelli, chief operating officer for Customer Markets, Thomson Reuters.

Mr. Kinnear currently manages the company’s Asia & Emerging Markets region. Mr. Kinnear is a lawyer by training and joined Thomson Reuters in 2005 as head of the Legal and Tax businesses in Australia and New Zealand. He brings over 25 years of experience in leadership roles across global information, software and cloud businesses.

The Legal Professionals customer segment serves approximately 250,000 customers globally and reported revenues of approximately US$2.4 billion in 2018.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACT

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com